NEWS RELEASE

Brascan Files Final Prospectus for
Brascan Adjustable Rate Trust I

Toronto, August 4, 2005 - Brascan Corporation (NYSE/TSX: BNN), announced the filing of the final prospectus on July 28, 2005 with the securities regulators in each of the provinces and territories of Canada for the initial public offering of trust units of the Brascan Adjustable Rate Trust I (the “Fund”).

The Fund is intended to provide investors with a tax-efficient stream of monthly cash distributions and to preserve the net asset value of the Fund. The Fund will obtain exposure, through a forward agreement with a Canadian chartered bank, to the performance of an actively managed portfolio (the “Portfolio”) comprised of at least 80% adjustable rate and hybrid mortgage backed securities (MBS) with an implied AAA rating issued or guaranteed by the U.S. government sponsored enterprises commonly known as Ginnie Mae, Fannie Mae and Freddie Mac and AAA-rated MBS issued by other financial institutions. Up to 20% of the Portfolio may be invested in investment grade residential and commercial MBS, as well as other investment grade ABS.

The Trust is offering its Units at a price of $25.00 per unit. Standard and Poor’s has assigned the Units a rating of “AAf” on its global credit quality scale and P-1(High) f” on its Canadian credit quality scale.

Distributions are variable, but are targeted over the term of the Fund to approximate the average 10-year U.S. Treasury Note yield plus approximately 2.75%. The 10-year U.S. Treasury Note yield was 4.27% as of July 27, 2005, which would result in a current target yield for the Fund of approximately 7.02% per annum.

Hyperion Capital Management, Inc., a wholly owned subsidiary of Brascan, will be responsible for making all investment decisions relating to the Portfolio. Hyperion is a specialized U.S. manager in real estate fixed income securities and relative value driven fixed income investment strategies to institutional investors, including insurance companies, pension funds, financial institutions, mutual funds and foundations as well as three closed-end NYSE-listed investment funds listed on the New York Stock Exchange.

Brascan Adjustable Rate Management Ltd., an indirect wholly-owned subsidiary of Brascan Corporation, will be responsible for the management of the Fund.

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The offering is co-led by RBC Capital Markets and CIBC World Markets Inc. and includes a syndicate of investment dealers comprised of BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., Desjardin Securities Inc., Raymond James Ltd., Canaccord Capital Corp., Dundee Securities Corp., First Associates Investments Inc., Trilon Securities Corp., Wellington West Capital Inc. A copy of the preliminary prospectus may be obtained through www.sedar.com.

Application will be made to list the units of the Fund on the Toronto Stock Exchange (“TSX”). The initial public offering is expected to close on August 16th.

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Brascan Corporation is a global asset manager focused on property, power and infrastructure assets. With $40 billion of assets under management, the company owns 70 premier office properties and 130 power generating plants. The company is inter-listed on the New York and Toronto stock exchanges. For more information, please visit our web site at www.brascancorp.com.

For further information please contact:

Mr. Bruce Robertson
Tel: 416-363-0061
Email: brobertson@brascanam.com

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Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.